1 Benefits for TEGMA Members of the CN -KCS Combination Patrick Ottensmeyer President and CEO, KCS James Cairns Senior Vice President, Rail Centric Supply Chain, CN TEGMA | Augus t 27, 2021 Filed by Kansas City Southern Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 Subject Company: Kansas City Southern Commission File No.: 333-257298 Date: August 27, 2021

Forward-Looking Statements

Certain statements included in this presentation constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management's assessment and assumptions and publicly available information with respect to CN and KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN and KCS caution that their assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

2021 Key Assumptions
CN has made a number of economic and market assumptions in preparing its 2021 outlook. The Company assumes that North American industrial production for the year will increase in the high single-digit range and assumes U.S. housing starts of approximately 1.45 million units and U.S. motor vehicle sales of approximately 16 million units. For the 2020/2021 crop year, the grain crop in Canada was above its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2021/2022 grain crops in both Canada and the U.S. will be in line with their respective three-year averages. CN assumes total RTMs in 2021 will increase in the high single-digit range versus 2020. CN assumes continued pricing above rail inflation. CN assumes that in 2021, the value of the Canadian dollar in U.S. currency will be approximately $0.80, and assumes that in 2021 the average price of crude oil (West Texas Intermediate) will be approximately US$60 per barrel. In 2021, CN plans to invest approximately C$3.0 billion in its capital program, of which C$1.6 billion is targeted toward track and railway infrastructure maintenance. The Company's 2021 outlook remains consistent with its previously released guidance for the second quarter of 2021.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this presentation include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties' ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN's indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN's ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS' operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.'s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management's Discussion and Analysis in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors relating to CN. Additional risks that may affect KCS' results of operations appear in Part I, Item 1A "Risks Related to KCS' Operations and Business" of KCS' Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS' other filings with the U.S. Securities and Exchange Commission ("SEC").

Forward-looking statements reflect information as of the date on which they are made. CN and KCS assume no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN or KCS does update any forward-looking statement, no inference should be made that CN or KCS will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

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Additional Information 3 No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitatio n of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F -4 to register the shares to be issued in connection with the proposed transaction, and the registration statement has been declared effective. CN has filed with the SEC its prospectus and KCS has filed with the SEC i ts definitive proxy statement in connection with the proposed transaction, and the KCS proxy statement is being sent to the stockholders of KCS seeking their approval of the merger -related proposals. Thi s presentation is not a substitute for the registration statement, the prospectus, the proxy statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING AL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.cn.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com , upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. Participants This presentation is neither a solicitation of a proxy nor a substitute for the registration statement, the prospectus, the p roxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other member s o f management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about CN’s executive officers and directors is av ailable in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.cn.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants is or may be included in the registration sta tement, the prospectus, the proxy statement or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable. Non-GAAP Measures CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this presentation that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow and adjusted debt-to-adjusted EBITDA multiple . These non-GAAP measures may not be comparable to similar measures presented by other companies . For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the Company’s website, First Quarter Results at www.cn.ca/financial -results. This presentation also includes certain forward looking non-GAAP measures (Adjusted Diluted EPSand Adjusted EBITDA). It is not practicable to reconcile, without unreasonable efforts, these forward -looking measures to the most comparable GAAP measures (diluted EPS and Net income), due to unknown variables and uncertainty related to future results. Please see note on Forward-Looking Statements above for further discussion . All amounts in this presentation are expressed in USdollars, unless otherwise noted. All references to the “Company” are to CN.

4 CN & KCS: Safer. Faster. Cleaner. Stronger. Creating the Premier USMCA Rail Network with Unique Benefits  Preserve all major existing gateways & create new single-line routes  Specific supply chain benefits  Significant environmental benefits  Support across broad stakeholder network  We are committed to work with the STB to address any demonstrated concerns Connecting North America’s Industrial Corridor

CN & KCS: Creating the Premier Railway for the 21st Century

- ✓ **The KCS Board unanimously determined that the CN-KCS combination remains superior to CP's latest bid and recommends shareholders to vote "FOR" the proposed transaction with CN**
  - End-to-end combination with higher premium and more cash, allowing KCS shareholders to participate in the upside
  - Highly strategic and synergistic combination that will create value for both CN and KCS shareholders
- ✓ **The CN-KCS combination is pro-competitive and will yield significant public benefits**
  - Increase customer options, keep all existing major gateways available, and provide bottleneck protections
  - Enhance rail-to-rail competition with larger Class I's
  - A true "end-to-end" merger with our commitment to divest the sole overlapping line resulting in zero overlap
  - Benefits to both the environment and local communities by converting long-haul truck traffic to rail
- ✓ **The CN-KCS combination has received overwhelming support from key stakeholders**
  - Offers unparalleled opportunities and benefits for customers and key stakeholders; over 1,750 letters of support filed with the STB
- ✓ **CN and KCS anticipate approval from the STB on our voting trust and are fully committed to working towards a successful closing of our transaction**
  - Awaiting final ruling on voting trust at the latest by August 31
  - CN supports the decision by the KCS board of directors to adjourn the KCS Special Meeting of Stockholders to September 3, 2021

The CN-KCS combination will create significant value and enhance competition

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Path to Completion – Expected Second-half 2022

2021 | **2022**

Date	Milestone
MAY 21st	CN-KCS Enter into Definitive Agreement
MAY 26th	CN-KCS File Jointly for Voting Trust Approval
JULY 6th	CN-KCS Response to Public Comments, including 1,750+ Letters of Support Filed with the STB
JULY 7th	KCS Definitive Proxy Statement Filing
SEPTEMBER 3RD	Scheduled KCS Special Shareholder Meeting (1)
EXPECTED H2 2021	Following and subject to approval by KCS shareholders, satisfaction or waiver of other customary closing conditions, Mexican regulatory approvals, and prior approval by the STB for the CN voting trust, CN will acquire KCS shares and place them into voting trust; KCS shareholders receive consideration
EXPECTED H2 2022	Obtain common control approval from STB and other applicable regulatory authorities
AFTER FULL STB APPROVAL	Voting trust terminated; CN acquires voting rights and control of KCS

PROGRESS TO DATE (May 21st – July 7th)

With 1,750+ statements of support received, customers across all industries will benefit from the end-to-end CN-KCS combination that will expand North American trade and power economic prosperity. Unprecedented pro-competitive commitments will enhance route choice and provide all market participants, railroads and shippers a fair chance to compete. For more information on the transaction and the benefits it is expected to bring to the full range of stakeholders, visit ConnectedContinent.com

CN

(1) KCS has adjourned a Special Meeting of Stockholders (the "Special Meeting") until at 9:00 a.m., Central Time, on September 3, 2021, for KCS shareholders to vote on the merger agreement with CN and other proposals. KCS previously announced that the Special Meeting will be adjourned to give all shareholders time to receive and consider the STB decision, anticipated no later than August 31, 2021.

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Combination is Pro -Competitive and Aligned with Biden Executive Order

Pro-Competitive Benefits

- **Pro-competitive deal** will deliver more choices to customers through the creation of new, single line service options, including direct and efficient rail options for truck freight between the U.S., Canada and Mexico
- Keeping **gateways open on commercially reasonable terms** is a major commitment that will ensure continued competition
- End-to-end merger seeks to create **greater price transparency**
- **Proactive partnerships** with passenger rail service in Canada and the U.S.
- We are confident that **voting trust meets STB insulation from control and public interest requirements**
- Combination creates compelling opportunity – targeting **$1B EBITDA synergies, primarily from truck to rail conversion**
- There is **widespread support for the merger**, with over 1,750 letters of support filed with the STB

Alignment with Executive Order

- The CN/KCS merger enhances competition and is fully consistent with President Biden's Executive Order, which is focused on promoting a "fair, open and competitive marketplace"
- STB's current major merger rules requiring proof of "enhanced competition" are consistent with the Executive Order's focus
- CN and KCS will demonstrate that a CN-KCS combination will create more choices for freight customers and enhance competition both with larger railroads and with trucking providers
- CN and KCS look forward to working closely with the Biden Administration, the STB and the other relevant regulatory bodies to deliver this pro-competitive transaction

CN-KCS will create a more competitive marketplace, provide new options for customers and deliver compelling benefits for ports, employees and communities

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1. Speed: New direct service means fewer handoffs and faster transit. Less equipment costs and more capacity. 2. Choice: Our combination will provide customers with more routing options. All existing major gateways stay open – we want to encourage growth. 3. Reach: Many customers will have new direct single-line service to growing markets. 4. Cost: Shipping costs for many customers will go down as a result of our combination. Faster speed + more choice + new reach = lower cost. 8 Customers in Canada have NEWdirect access to 128 million consumers in Mexico as well as Texas and Kansas City Markets. Customers in Mexico have NEW direct access to 38 million consumers in Canada as well as Louisiana, Memphis, Chicago, and Detroit, bypassing Chicago. Customers on the West Side of the Mississippi (Texas) have NEW direct access to Canada, Memphis, Chicago and Detroit Markets. Customers on the East side of the Mississippi (Louisiana) have NEWdirect access to Mexico, Texas and Kansas City Markets. TEGMA members will benefit from a CN -KCS merger More Service, More Options, More Resilience, Lower Cost

Connected Continent

Increased Optionality and Reach for Customers

- **More diversified product origination options** over a larger geography for customers buying and selling grain and processed grain products for domestic and export markets
- **New direct access for customers in MO, KS, NE** to grain export terminals in the Gulf served by CN area, plus multiple additional barge loading points
- **New direct access for customers in IA, IL, and WI** to Texas Gulf export destinations along with reach to the growing Mexico market
- **Multiple efficient routing options** to St. Louis and other barge loading locations will encourage CN-KCS direct and offline origination
- Feed mills and other processing plants will be able to **spread out their product origination risk** across a much broader geography and have greater destination market reach
- **Increased optionality** and arbitrage opportunity for customers allows their commercial risk to be spread across a larger combined network



KC Key Gateway
Sioux City
Omaha
Chicago
Kansas City
East St. Louis
Beaumont
Port Arthur
Houston
Mobile
New Orleans
Laredo
Corpus Christi
Monterrey
Brownsville
Matamoros
San Luis Potosi
Aguascalientes
Guadalajara
Queretaro
Mexico City
Veracruz
Lázaro Cárdenas
CN
KCS
KCS Trackage Rights
KCSM Haulage Rights
KCS Shortlines
Mississippi River
Grain Barge Loading Facilities

Significantly enhanced optionality for domestic and export markets

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CN-KCS will deliver novel, competitive approaches to pricing

- CN-KCS will craft a new approach to bottleneck protections, in addition to customers benefiting from extended haul single-line CN-KCS service and Rule 11 / gateway pricing.
- Multiple routing options offer supply chain resiliency. Investment in the KC Speedway will create more choices for customers to the St. Louis barge market for product originated on CN-KCS and from connecting carriers.
- Expect more players in the combined CN-KCS market leading to greater liquidity in the rail freight market along with more buyers and sellers in the marketplace.

Real world examples

Customer Type	Origin	Destination	Bottleneck Segment	Example R11 Pricing Gateway
DDGS	Mona, IA (CN/CP)	Morton, MS (KCS)	KC - Morton	Kansas City
Soymeal	Cedar Rapids, IA (various including UP)	Lake, MS (KCS)	Shreveport - Lake	Shreveport
Ethanol	Mona, IA (CN/CP)	Port Arthur, TX (KCS)	KC – Port Arthur	Kansas City



Prince Rupert
Edmonton
Saskatoon
Vancouver
Winnipeg
Halifax
Montreal
Minneapolis/St. Paul
Mona IA
Toronto
Cedar Rapids IA
Chicago
Pittsburgh
Kansas City
St. Louis
Memphis
Counce
Dallas
Jackson
Lake MS
Shreveport
Morton MS
Port Arthur TX
Houston
New Orleans
Laredo
Corpus Christi
Brownsville
San Luis Potosi
Veracruz
Mexico City
Lázaro Cárdenas
CN
KCS
KCS Trackage Rights

CN-KCS is a pro-competitive combination

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CN-KCS is Good For Customers 11More Service, More Options, More Choice, Lower Price Open gateways Rule 11 Pricing Bottleneck Dispute Resolution End to end merger with clear pro- competitive enhancements and explicit commitments New Rules = EnhancedCompetition Commercial & Phys ical Price Trans parency Options Pres erved Voluntary 3rd party expedited binding arbitration

Thank you